Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. Suite 800 – 1055 Dunsmuir Street PO Box 49088 Vancouver, British Columbia V7X 1G4
Item 2	Date of Material Change May 31, 2016
Item 3
News Release
The news release dated May 31, 2016 was disseminated through CNW Group and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and with the U.S. Securities and Exchange Commission on EDGAR.

Item 4
Summary of Material Change
On May 31, 2016, Silver Standard Resources Inc. (“Silver Standard”) completed the previously announced acquisition of Claude Resources Inc. (“Claude Resources”) pursuant to a court-approved plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.
Pursuant to the Arrangement, Claude Resources has become a wholly-owned subsidiary of Silver Standard and all of the issued and outstanding common shares of Claude Resources (the “Claude Resources Shares”) were transferred to Silver Standard in consideration for the issuance of 0.185 of a Silver Standard common share and C$0.001 in cash per Claude Resources Share (the “Exchange Ratio”).
The Claude Resources Shares are expected to be delisted from the Toronto Stock Exchange and cease to trade on the OTCQB on or about the close of business on June 6, 2016. Concurrent with the delisting of the Claude Resources Shares, Silver Standard intends to apply to all applicable Canadian securities regulatory authorities for Claude Resources to cease to be a reporting issuer.

Item 5	Full Description of Material Change

On May 31, 2016, Silver Standard completed the previously announced acquisition of Claude Resources pursuant to the Arrangement.
Pursuant to the Arrangement, Claude Resources has become a wholly-owned subsidiary of Silver Standard and all of the issued and outstanding Claude Resources Shares were transferred to Silver Standard in consideration for the issuance of 0.185 of a Silver Standard common share and C$0.001 in cash per Claude Resources Share. In addition, each outstanding option to acquire Claude Resources Share was exchanged for a Silver Standard replacement option (“Silver Standard Replacement Option”), exercisable for common shares of Silver Standard (“Silver Standard Shares”), with the number and price adjusted based on the Exchange Ratio.
Pursuant to the Arrangement, Silver Standard issued an aggregate of 37,393,924 Silver Standard Shares to former Claude Resources shareholders and paid in cash an aggregate of C$202,130.52. Silver Standard has reserved an aggregate of 809,286 Silver Standard Shares for issuance pursuant to the Silver Standard Replacement Options. Following the Arrangement, Silver Standard has 118,393,540 Silver Standard Shares outstanding on an undiluted basis, with 37,393,924 Silver Standard Shares held by former Claude Resources shareholders and 80,999,616 Silver Standard Shares held by current Silver Standard shareholders, which represents ownership of Silver Standard of approximately 31.6% by former Claude Resources shareholders and approximately 68.4% by current Silver Standard shareholders on an undiluted basis.
Shareholders of Claude Resources approved the Arrangement on May 18, 2016, while shareholders of Silver Standard approved the issuance of the Silver Standard Shares pursuant to the Arrangement on the same date, and the Supreme Court of British Columbia issued the final order approving the Arrangement on May 20, 2016.
Pursuant to the Arrangement and effective upon closing of the Arrangement Brian Booth, a nominee of Claude Resources, has been appointed as a director of Silver Standard. Additionally, the directors and officers of Claude Resources have resigned and have been replaced by current directors and officers of Silver Standard.
The Claude Resources Shares are expected to be delisted from the Toronto Stock Exchange and cease to trade on the OTCQB on or about the close of business on June 6, 2016. In due course after the delisting of the Claude Resources Shares, Silver Standard intends to apply for Claude Resources to cease to be a reporting issuer in all applicable Canadian jurisdictions.
Full details of the Arrangement and certain other matters can be found in the management information circular of Claude Resources dated April 1, 2016, which is available under Claude Resources’ SEDAR profile at www.sedar.com.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Kelly Stark-Anderson Vice President, Legal and Corporate Secretary +1 (604) 484-8217
Item 9	Date of Report Dated at Vancouver, British Columbia, this 1st day of June, 2016.